1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Alexander C. Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct +1 617 275 8365 Fax

January 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christopher R. Bellacicco

Re:	Eagle Point Credit Company Inc.

Preliminary Proxy Statement

File Number: 811-22974

Ladies and Gentlemen:

On behalf of Eagle Point Credit Company Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a telephonic conversation on January 8, 2024 between Christopher R. Bellacicco of the Staff and Alexander Karampatsos and Claire Hinshaw of Dechert LLP, relating to the Company’s preliminary proxy statement on Schedule 14A filed with the Commission on December 22, 2023 (the “Proxy Statement”) and the Company’s responses to comments raised by the Staff on January 3, 2024, filed with the Commission on January 4, 2024.

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Proxy Statement.

1.	Please identify in the Proxy Card whether the matter to be voted on was proposed by the Company or by security holders as required by subsection (a)(3) of Rule 14a-4 under the Securities Exchange Act of 1934.

Response: The Company respectfully declines to make any changes in response to the Staff’s comment. The Company notes that the Proxy Statement states that the proposal was proposed by the Company and further notes that the Proxy Card states the proxy is solicited on behalf of the Company’s Board of Directors. The Company notes that it will undertake to add the requested language to future proxy cards.

Christopher R. Bellacicco January 8, 2024 Page 2

2.	Please explain why there are two separate Proxy Cards for the holders of the Company’s preferred stock.

Response: The Company notes that there is a separate Proxy Card for each of the Company’s 6.50% Series C Term Preferred Stock due 2031 and 6.75% Series D Preferred Stock.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3402 or by email at alexander.karampatsos@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Thomas P. Majewski, Chief Executive Officer, Eagle Point Credit Company Inc.

Nauman S. Malik, Chief Compliance Officer, Eagle Point Credit Company Inc.

Philip T. Hinkle, Dechert LLP